                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING


                                                 COMMISSION FILE NUMBER 0-17430


(Check One):  / / Form 10-K   / / Form 20-F  / / Form 11-K
            /X/ Form 10-Q    / / Form N-SAR
                For Period Ended: July 31, 1997

                / / Transition Report on Form 10-K
                / / Transition Report on Form 20-F
                / / Transition Report on Form 11-K
                / / Transition Report on Form 10-Q
                / / Transition Report on Form N-SAR
                For the Transition Period Ended:____________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I - REGISTRANT INFORMATION


Global Environmental Corp.
-------------------------
Full Name of Registrant


formerly Affiliated National, Inc.
----------------------------------
Former Name If Applicable


17500 York Road
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Hagerstown, Maryland 21740
---------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

    |    (a)  The reasons described in reasonable detail in Part
    |         III of this form could not be eliminated without
    |         unreasonable effort or expense;
    |
    |    (b)  The subject annual report, semi-annual report,
    |         transition report on Form 10-K, Form 20-F, 11-K
    |         or Form N-SAR, or portion thereof will be filed
/X/ |         on or before the 15th calendar day following
    |         the prescribed due date; or the subject quarterly
    |         report of transition report on Form 10-Q, or
    |         portion thereof will be filed on or before the
    |         fifth calendar day following the prescribed due
    |         date; and
    |
    |    (c)  The accountant's statement or other exhibit
    |         required by Rule 12b-25(c) has been attached if
    |         applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

    The Registrant recently converted its general ledger to a new computer system that was installed at the Registrant and will not be able to finalize its Quarterly report on Form 10-Q by its due date without unreasonable effort or expense. The Company anticipates providing the Commission with its completed Report on Form 10-Q within 5 calendar days following the prescribed due date for such report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    William F. Clarke        (301)          582-2000
         (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no,
    identify report(s).           /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                      /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         (See Rider attached hereto)


         Global Environmental Corp.
         (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date: September 15, 1997      By:  /s/ William F. Clarke
                                       -----------------------
                                       William F. Clarke
                                       Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL

                      CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                 GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 RIDER TO FORM 12b-25
                                          OF
                              GLOBAL ENVIRONMENTAL CORP.


    The Registrant anticipates that the financial statements to be filed as part of its Quarterly Report on Form 10-Q will reflect the following financial results:

    For the three months ended July 31, 1997, revenues were approximately $2,256,000 compared to approximately $2,307,000 for the comparable period in 1997, and operating income was approximately $91,000, compared to operating income of approximately $78,000 in the prior year.

    For the nine months ended July 31, 1997, revenues were approximately $6,561,000 compared to approximately $6,007,000 for the comparable period in 1996, and operating income was approximately $176,000, compared to an operating loss of approximately $210,000 in the prior year.